

06014510

Rule 12g3-2(b) File No. 82-5190

82-34643

SUPPL

Disclosure of interests in accordance with stock market rules

Pfäffikon SZ, June 14, 2006 – According to an announcement by Zürcher Kantonalbank, Bahnhofstrasse 9, 8001 Zurich, Switzerland, dated June 12, 2006, said institution held a total of 18.81 % voting rights in Unaxis Holding AG as of June 6, 2006. 10.63 % of these voting rights are via derivatives (6.44 % via 8 952 847 call options and 4.19 % via 20 321 522 short put options) and 8.18 % are in the form of registered shares (1 156 480 shares). Herewith, said institution's share of voting rights is below the 20 % threshold.

RECEIVED
2006 JUN 19 P 4:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For additional information please contact:
Unaxis Holding AG
Corporate Communications
Andreas Bantel
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis – a leading global high-tech corporation

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

PROCESSED
JUN 2 2 2006 E
THOMSON
FINANCIAL

dlw 6/19

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com